NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

NYSE Amex hereby notifies
the SEC of its intention to remove
the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 11, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(4)

[ X ] 17 CFR 240.12d2-2 (a) (4) That all
rights pertaining to the entire class of this security were extinguished on
May 27, 2010.

Pursuant to the terms of the Rights of
International Absorbents Inc., the Rights expired and became null and void on May 27, 2010.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 28, 2010.